Exhibit 20

FOR CINERGY:
News contact:      Steve Brash  513-287-2226 (w)  513-231-6895 (h)
                   Angeline Protogere 317-838-1338 (w) 317-298-3090 (h)

Investor contact:  Renae Conley  513-287-4009
                   Felicia Ramstein  513-287-4348

FOR GPU:
Contact:           John T. Fidler  201-263-6479


FOR IMMEDIATE RELEASE - MAY 7, 1996


CINERGY AND GPU OFFER TO ACQUIRE BRITISH ELECTRIC COMPANY

CINCINNATI - Cinergy Corp. and General Public Utilities Corporation have jointly agreed with the Board of Directors of Midlands Electricity plc in the United Kingdom to offer to acquire Midlands, the companies' chief executives announced today.

Under the agreement, GPU and Cinergy, which have formed Avon Energy Partners plc, are offering $6.60 per share for the stock of Midlands, a value of $2.59 billion. The Cinergy, GPU and Midlands' boards approved the transaction on Monday. Midlands is a British Regional Electric Company
(REC) which distributes and supplies electricity in England and generates electricity both in England and internationally.

As is usual under the UK practice, the offer will become unconditional upon acceptance by the holders of 90 percent of the shares of Midlands, upon satisfaction of certain other conditions. It may be made unconditional by Avon upon acceptance by the holders of a majority of the shares.

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
Page 2.  Cinergy, GPU to acquire British electric company

James R. Leva, GPU chairman, president and chief executive officer, will be the chairman of Avon Energy Partners. James E. Rogers, Cinergy vice chairman, president and chief executive officer, will be vice chairman of Avon Energy Partners and will rotate to chairman next year. Mike Hughes, Midlands chief executive, has agreed to continue in that capacity.

Speaking on behalf of Avon Energy Partners, Leva said, "This association of three very large and progressive electric companies provides a base for improved service to the customers of Midlands, Cinergy and GPU. It also facilitates the growth of the international business activities of each company. Jim Rogers and I see this partnership as an important and valuable asset for our respective shareholders, as well."

On behalf of GPU, Leva said, "This move demonstrates how serious GPU is about growing our business, and marks our second joint acquisition of an electricity distribution business overseas. This transaction will strengthen GPU's position as a leader in an increasingly competitive - and increasingly global - energy marketplace.

"Our previous international partnerships in South America and Australia have taught us how important such collaborations are becoming in a rapidly changing electric utility industry. Growth for GPU means enhanced value for its shareholders and expanded opportunities for its customers as competition becomes more heated," Leva added.

Speaking on behalf of Cinergy, Rogers said, "We believe this transaction will provide value for both our shareholders and customers. Our investment in Midlands gives us an opportunity for growth in a progressive regulatory environment that offers incentives for efficient management."

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
Page 3.  Cinergy, GPU to acquire British electric company

"While Cinergy has been a leader in the drive for competition here, we have a lot to learn from privatization and customer choice in the UK. They are already differentiating products and services for customers, developing sophisticated multi-rate tariffs, implementing new metering technology, and providing proactive customer marketing and one-stop service for all utilities. Our customers will benefit from having an electric utility that knows first-hand what it means to serve customers who can choose their electric supplier," he added.

Headquartered in Birmingham, England, Midlands is one of 12 RECs in the United Kingdom and serves 2.2 million customers in an area with a total population of five million. Through aggressive management, it has been able to reduce the price of electricity by 15% in real terms since 1991 and has not raised prices in three years. It has also made significant investments in the efficiency and reliability of its distribution system.

The UK RECs were created when the government-owned electric supply industry was privatized in 1990, and five have already been acquired by other entities. In addition to the RECs, the electric generating system was also privatized, while the transmission grid remains regulated. The UK is ahead of the US in deregulation of the electric industry. By 1998, all customers in the UK will be able to choose their electric suppliers. In the US, generally only wholesale customers are now able to choose their electric suppliers.

Merrill Lynch International and BZW served as financial advisors to Avon Energy Partners. Financing for the purchase has been arranged by BZW and Chase Investment Bank Ltd.

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
Page 4.  Cinergy, GPU to acquire British electric company

GPU will acquire its half of Midlands through its Energy Initiatives Group, which owns, operates and invests in electric facilities domestically and abroad. Energy Initiatives now has holdings in five US states and four foreign countries: Bolivia, Canada, Colombia, and Australia. GPU will invest $500 million in the venture funded by a combination of debt and future sales of common stock.

Cinergy's 50% share of the purchase of Midlands will be structured through a subsidiary under Cinergy Investments, Inc., the company's unregulated business arm. Rates charged by Cinergy's utility operating companies, The Cincinnati Gas & Electric Company and PSI Energy, Inc., and by GPU's operating utility companies, Metropolitan Edison, Pennsylvania Electric and Jersey Central Power & Light, will not be affected by the transaction.

With 1995 revenues of $3.8 billion, GPU (NYSE:GPU) is among the 20 largest electric utility systems in the US. Its three operating utility subsidiaries - Metropolitan Edison, Pennsylvania Electric and Jersey Central Power & Light - serve some 2 million customers in Pennsylvania and New Jersey.

In addition to the Energy Initiatives Group, GPU's other subsidiaries are GPU Generation, which operates the System's fossil-fueled and hydroelectric generating facilities; GPU Nuclear, which operates the System's nuclear facilities, and GPU Service, a service company.

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
Page 5.  Cinergy, GPU to acquire British electric company

Cinergy (NYSE:CIN) is the 13th largest investor-owned electric utility in the US in terms of owned generating capacity and had revenues of $3.03 billion in 1995. The company was created in 1994 through the combination of The Cincinnati Gas & Electric Company and PSI Resources, Inc., and was the first merger of two low-cost utilities after the enactment of the Energy Policy Act of 1992. Its operating companies serve 1.3 million electric and 434,000 gas customers in Ohio, Indiana, and Kentucky.

Messrs. Leva and Rogers will be available at 12:30 p.m. EDT for a press conference call for US media. The toll-free number to dial is 1-800-210-9006.

###

The Offer to Purchase shares of Midlands Electricity plc will not be made, directly or indirectly, in or into, or by use of the mails or by any other means or instrumentality (including without limitation, facsimile transmissions, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and will not be capable of acceptance by any such use, means, instrumentality or facilities within the United States. Nothing herein shall be deemed to constitute an offer to purchase shares of Midlands Electricity plc from persons in the United States.